As filed with the Securities and Exchange Commission on March 7, 2013.

Registration No. 333-177917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

BIOAMBER INC.

(Exact Name of Registrant As Specified in Its Charter)

Delaware	2860	98-0601045
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1250 Rene Levesque West, Suite 4110 Montreal, Quebec, Canada H3B 4W8 Telephone: (514) 844-8000	3850 Annapolis Lane North, Suite 180 Plymouth, Minnesota 55447 Telephone: (763) 253-4480

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jean-François Huc

President and Chief Executive Officer

BioAmber Inc.

1250 Rene Levesque West, Suite 4110

Montreal, Quebec, Canada H3B 4W8

Telephone: (514) 844-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jocelyn M. Arel, Esq. Michael J. Minahan, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 Telephone: (617) 570-1000	Ryan R. Bekkerus, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐		Accelerated Filer ☐

Non-Accelerated Filer ☒	(Do not check if a smaller reporting company)	Smaller Reporting Company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 9 to the Registrant’s Registration Statement on S-1 (File No. 333-177917) is being filed solely for the purposes of: (1) filing certain updated exhibits in order to respond to comments received from the Securities and Exchange Commission to the Registrant’s Amended Application for Confidential Treatment; and (2) filing certain new exhibits. Accordingly, the prospectus is being omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the FINRA filing fee and the stock exchange initial listing fee.

Total
SEC registration fee		$17,190
FINRA filing fee		15,500
Stock exchange initial listing fee			*
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law, or the DGCL, authorizes a corporation, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action or proceeding, such indemnification is available if he or she had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(f) of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. The Registrant’s amended and restated certificate of incorporation, which will be effective upon the completion of this offering, provides for the indemnification of directors to the fullest extent permissible under Delaware law. The Registrant’s amended and restated by-laws, which will be effective upon the completion of this offering, provides for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters, severally and not jointly, of the Registrant, its directors and its officers who sign this Registration Statement with respect to losses arising from misstatements or omissions in the Registration Statement or prospectus with reference to information relating to such underwriters furnished to the Registrant in writing by such underwriters expressly for use herein.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL. The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock and warrants issued and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. Certain of the transactions described below involved directors, officers and five percent stockholders. See “Certain Relationships and Related Party Transactions.”

No underwriters were involved in the following sales of securities. The securities described in section (a) below were issued in reliance upon exemptions from the registration provisions of the Securities Act in reliance on Section 4(2) of the Securities Act, Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder, and as transactions by an issuer not involving any public offering. All purchasers of shares represented to us in connection with their purchase that they were acquiring the shares for investment and not distribution and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. The issuance of stock options and the common stock issuable upon the exercise of stock options as described in section (b) below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

(a) Issuances of Capital Stock and Warrants

In connection with the spin-off of our business from Diversified Natural Products, Inc., between December 8, 2008 and April 17, 2009 we issued (i) 11,659 shares of common stock and 33,655 shares of preferred stock to Diversified Natural Products, Inc. and (ii) warrants to purchase 18,769 shares of common stock at exercise prices between $37.52 and $100.00 to holders of options or warrants of Diversified Natural Products, Inc. The shares of preferred stock were converted to shares of common stock, on a one-for-one basis, on October 22, 2009.

On February 6, 2009, we issued to certain members of our management team and other service providers secured debentures and warrants for 18,760 shares of common stock in a private placement for aggregate consideration of $938,000. All debentures were paid in full on June 22, 2009, with interest waived by the holders per the terms of the debentures. The warrants are exercisable for common stock at $50.00 per share and have a ten year term.

On June 22, 2009, we issued a secured convertible promissory note and warrants to purchase 5,970 shares of common stock in a private placement to FCPR Sofinnova Capital VI for gross proceeds of $4 million. The note matured September 30, 2009 and was converted into 19,900 shares of common stock. The warrants are exercisable for common stock at $201.00 per share and have a ten year term.

On October 22, 2009, we issued an aggregate of 59,702 shares of common stock to: FCPR Sofinnova Capital VI, MCVP Technology Fund I, LLC, SVIC No. 16 New Technology Business Investment L.L.P., Cliffton Equities Inc. and CJA Pan-Pacific Rainbow No1 Investment Partnership in a private placement at a per share price of $201.00 for aggregate consideration of $12 million. The transaction consisted of the purchase of 39,802 shares for an aggregate price of $8 million at a price of $201.00 per share and the issuance of 19,900 shares that were converted from promissory notes issued on June 22, 2009 with an aggregate principal amount of $3,999,900 at a price of $201.00 per share.

On February 1, 2010, we issued 5,000 shares of common stock at a price of $201.00 per share in a private placement to Shanghai KEQI and Sinoven LLC as consideration for 75% of the issued and outstanding shares of Sinoven BioPolymers Inc., to be held in escrow for up to three years until certain milestones are met. 3,000 of those shares continue to be held in escrow.

On November 23, 2010, we issued secured convertible promissory notes and warrants to: FCPR Sofinnova Capital VI, MCVP Technology Fund I, LLC, Cliffton Equities Inc., Jean-François Huc, Mike Hartmann and Laurent Bernier in a private placement for gross proceeds of $4 million. Upon a qualified financing in which BioAmber was to sell securities for gross proceeds in excess of $20 million, the promissory notes would convert into the securities and at the same price per share as those sold in connection with the qualified financing. In addition, we issued warrants exercisable for securities issuable in the qualified financing in an amount equal to 25% of the securities into which each warrant-holder’s promissory note was convertible. The promissory notes were converted into 10,833 shares of common stock and warrants to purchase 2,707 shares of common stock at an exercise price of $369.14 with a ten-year term.

On September 30, 2010, we issued 31,644 shares of common stock in a private placement to ARD as consideration for the 50% equity interests in Bioamber S.A.S. that we did not already own. The total consideration of the transaction amounted to approximately $12.7 million, of which $27,000 was payable in cash and remainder was payable in the 31,644 shares of common stock of BioAmber, valued at $232.09 per share.

On April 15, 2011, we issued to: Naxamber, S.A., FCPR Sofinnova Capital VI, Mitsui & Co., Ltd., MCVP Technology Fund I, LLC, Cliffton Equities Inc., Jean-François Huc, Mike Hartmann and Laurent Bernier an aggregate of 121,904 shares of common stock and warrants for 2,707 shares of common stock in a private placement at a per share cost of $369.14 for aggregate consideration of $44,999,643. 10,833 of the shares were converted from promissory notes and the 2,707 warrants were issued pursuant to the November 23, 2010 bridge financing with an aggregate principal amount of $4 million.

On November 4, 2011, we issued in a private placement an aggregate of 20,061 shares of common stock at a per share cost of $997.00 for aggregate consideration of $20 million to Naxamber S.A., FCPR Sofinnova Capital VI, Mitsui & Co., Ltd. and Clifton Equities Inc.

On February 6, 2012, we issued in a private placement an aggregate of 10,030 shares of common stock at a per share cost of $997.00 to LANXESS Corporation for aggregate consideration of $10 million.

(b) Grants and Exercises of Stock Options

Since November 10, 2008, the Registrant granted stock options to directors, employees and consultants under its 2008 Stock Incentive Plan, covering an aggregate of 52,950 shares of common stock, at exercise prices ranging from $37.52 to $997.00 per share.

Since November 10, 2008, the Registrant (i) cancelled 750 options granted under its 2008 Stock Incentive Plan and (ii) sold an aggregate of 400 shares of its common stock to two former directors for cash consideration in the aggregate amount of $15,008.00 upon the exercise of options granted under its 2008 Stock Incentive Plan.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits filed as part of this registration statement are listed in the Exhibit Index immediately preceding the exhibits and are incorporated herein by reference.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown in either the financial statements or the notes thereto.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 9 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Canada, on the 7th day of March, 2013.

BIOAMBER INC.

By:	/s/ Jean-François Huc
Jean-François Huc President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 9 to Registration Statement has been signed by the following persons in the capacities indicated below on the 7th day of March, 2013.

Signature	Title

* Jean-François Huc	President, Chief Executive Officer and Director (Principal Executive Officer)

* Andrew P. Ashworth	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Raymond Land	Chairman of the Board of Directors

* Kurt Briner	Director

* Denis Lucquin	Director

* William Camp	Director

* Taro Inaba	Director

* Heinz Haller	Director

* Jorge Nogueira	Director

*By:	/s/ Jean-François Huc
Jean-François Huc
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.

3.2	*	Form of Amended and Restated By-laws to be effective upon the closing of the offering

4.1	*	Specimen Common Stock Certificate.

4.2	**	Amended and Restated Shareholders’ Agreement by and among the stockholders listed therein and the Registrant, dated as of April 15, 2011.

4.3	**	First Amendment to the Amended and Restated Shareholders’ Agreement, dated as of November 4, 2011.

4.4	**	Second Amendment to the Amended and Restated Shareholders’ Agreement, dated as of February 6, 2012.

5.1	*	Opinion of Goodwin Procter LLP.

10.1	*	Form of Indemnification Agreement.

10.2	**	BioAmber Inc. (f/k/a DNP Green Technology, Inc.) Stock Incentive Plan, as amended, and Form of Option Certificate and Award Agreement.

10.3	**	Employment Agreement between BioAmber Canada Inc. (f/k/a DNPGT Canada Inc.) and Jean-François Huc, dated July 1, 2009.

10.4	**	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Dilum Dunuwila (Certificate No. LW-41).

10.5	**	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Dilum Dunuwila (Certificate No. LW-42).

10.6	**	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Jean-François Huc (Certificate No. LW-16).

10.7	**	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Jean-François Huc (Certificate No. LW-17).

10.8	**	Legacy Warrant to purchase shares of common stock dated April 17, 2009 issued by the Registrant to Roger Laurent Bernier (Certificate No. LW-38).

10.9	**	Subscription Agreement between the Registrant and Jean-François Huc dated February 6, 2009.

10.10	**	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Jean- François Huc.

10.11	**	Subscription Agreement between the Registrant and Dilum Dunuwila dated February 6, 2009.

10.12	**	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Dilum Dunuwila.

10.13	**	Subscription Agreement between the Registrant and Kurt Briner dated February 6, 2009.

10.14	**	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Kurt Briner.

10.15	**	Subscription Agreement between the Registrant and Michael Hartmann dated February 6, 2009.

10.16	**	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Michael Hartmann.

Exhibit No.	Description

10.17**	Subscription Agreement between the Registrant and Roger Laurent Bernier dated February 6, 2009.

10.18**	Warrant to purchase shares of common stock dated February 6, 2009 issued by the Registrant to Roger Laurent Bernier.

10.19**	Secured Convertible Note and Warrant Purchase Agreement between the Registrant and FCPR Sofinnova Capital VI dated June 22, 2009.

10.20**	Common Stock Purchase Warrant to purchase shares of common stock dated June 22, 2009 issued by the Registrant to FCPR Sofinnova Capital VI.

10.21**	Stock Purchase Agreement between the Registrant and FCPR Sofinnova Capital VI dated September 30, 2009.

10.22**	Stock Purchase Agreement between the Registrant and MCVP Technology Fund I, LLC dated September 30, 2009.

10.23**	Convertible Note and Warrant Purchase Agreement between the Registrant and FCPR Sofinnova Capital VI dated November 23, 2010.

10.24**	Stock Purchase Agreement between the Registrant and the parties set forth therein dated April 15, 2011.

10.25**	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to FCPR Sofinnova Capital VI.

10.26**	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to MCVP Technology Fund I, LLC.

10.27**	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to Jean-François Huc.

10.28**	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to Michael Hartmann.

10.29**	Shares of Common Stock Purchase Warrant to purchase shares of common stock dated April 15, 2011 issued by the Registrant to Roger Laurent Bernier.

10.30**	Stock Purchase Agreement between the Registrant and the parties set forth therein dated November 4, 2011.

10.31†**	Sole Commercial Field of Use Patent License Agreement by and among the Registrant, UT-Battelle, LLC, and UChicago Argonne, LLC, effective July 1, 2009.

10.32†**	Exclusive Distributorship Agreement by and between Bioamber S.A.S. and Mitsui & Co., Ltd., dated April 9, 2010.

10.33†**	Commercial License Agreement by and between Bioamber S.A.S. and Cargill Inc., dated April 15, 2010, and Amendments to Commercial License Agreement and Development Agreement, dated October 15, 2011.

10.34†**	Development Agreement by and between Bioamber S.A.S. and Cargill Inc., dated April 15, 2010, and amendments dated July 5, 2011 and October 15, 2011.

10.35†**	License Agreement by and between Bioamber S.A.S. and E.I. du Pont de Nemours and Company, dated June 28, 2010, as amended on February 18, 2011.

10.36†**	Restated Toll Manufacturing Agreement, by and among the Registrant, Bioamber S.A.S. and Agro Industrie Recherches et Développements, S.A., dated as of December 7, 2012.

10.37†**	Technology License Agreement by and between the Registrant and Celexion, LLC, dated September 25, 2010.

Exhibit No.	Description

10.38†**	Joint Venture Agreement by and among the Registrant, BioAmber International S.à.r.l., Mitsui & Co., Ltd. and Bluewater Biochemicals Inc., dated November 2, 2011.

10.39**	Amendment to the Exclusive Distributorship Agreement, by and between Bioamber S.A.S. and Mitsui & Co., Ltd., dated January 1, 2013.

10.40†	Amendment One to the Technology License Agreement, by and between the Registrant and Celexion, LLC, dated as of March 15, 2012.

10.41	Second Amendment to the Technology License Agreement, by and between the Registrant and Celexion, LLC, dated as of June 8, 2012.

10.42†**	Joint Development Agreement between BioAmber International S.à.r.l. and Solvay S.A., dated October 25, 2011.

10.43**	Stock Purchase Agreement by and between the Registrant and Lanxess Corporation, dated February 6, 2012.

10.44†**	Supply Agreement between Bioamber S.A.S. and Mitsubishi Chemical Corporation, effective July 1, 2011.

10.45**	Sublease Agreement between BioAmber Inc. (f/k/a DNP Green Technology Inc.) and General Electric Capital Canada, commencing August 1, 2009.

10.46**	Lease Agreement between the Registrant and St. Paul Fire and Marine Insurance Company, dated December 20, 2011.

10.47**	Renewal Agreement between Sinoven Biopolymers Inc and apbcOffices for premises located at Mirea Asset Shanghai, dated April 10, 2011.

10.48†**	Prosperity Initiative Regional Diversification Contribution Agreement between Bluewater Biochemicals Inc. and Her Majesty the Queen in Right of Canada, effective September 16, 2011.

10.49**	Loan Agreement between Bluewater Biochemicals Inc. and Her Majesty the Queen in Right of the Province of Ontario, effective September 30, 2011.

10.50†**	Restated Limited Liability Company Agreement among the Registrant, Sinoven Biopolymers Inc, NatureWorks LLC and AmberWorks LLC, effective February 15, 2012.

10.51**	Employment Agreement between the Registrant and James Millis, dated August 1, 2010.

10.52**	Employment Agreement between BioAmber Canada Inc. (f/k/a DNPGT Canada Inc.) and Michael Hartmann, dated July 1, 2009.

10.53**	Employment Agreement between the Registrant and Babette Pettersen, dated February 1, 2011.

10.54**	Employment Agreement between the Registrant and Andrew Ashworth, dated September 2, 2011.

10.55**	Summary of compensation arrangement with Kurt Briner.

10.56**	Summary of compensation arrangement with Heinz Haller.

10.57**	Summary of compensation arrangement with Raymond Land.

10.58†**	Technology License Agreement by and among the Registrant, Sinoven Biopolymers Inc, NatureWorks LLC and AmberWorks LLC, dated February 15, 2012.

10.59†**	Supply Agreement by and between Bioamber S.A.S. and International Flavors & Fragrances Inc., dated January 1, 2011.

10.60**	Amendment to the Restated Limited Liability Company Agreement among the Registrant, Sinoven Biopolymers, Inc, NatureWorks LLC and AmberWorks LLC, dated as of August , 2012.

Exhibit No.	Description

10.61**	Second Amendment to the Restated Limited Liability Company Agreement among the Registrant, Sinoven Biopolymers, Inc, NatureWorks LLC and AmberWorks LLC, dated as of November 5, 2012.

10.62†**	Agreement of Purchase and Sale, by and between LANXESS Inc. and BioAmber Sarnia Inc., dated as of May 25, 2012.

10.63**	Memorandum of Agreement of Lease, by and between BioAmber Canada Inc. and Société en Commandite Douze-Cinquante/Twelve-Fifty, Company Limited, dated as of September 24, 2012.

10.64*	Amending Agreement #1 to Prosperity Initiative Regional Diversification Contribution Agreement, between BioAmber Sarnia Inc. and Her Majesty The Queen In Right of Canada, dated as of March 26, 2012.

10.65**	Consent and Amendments to Loan Agreement, by and between BioAmber Sarnia Inc. and Her Majesty The Queen In Right of The Province of Ontario, dated as of September 27, 2012.

10.66	Joint Development and Scale-up Agreement by and between the Registrant and Evonik Industries AG, dated April 15, 2012.

21.1**	List of Subsidiaries of the Registrant.

23.1**	Consent of Deloitte & Touche LLP, Independent Registered Chartered Professional Accountants.

23.2**	Consent of Deloitte & Associes, independent auditors.

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

99.1**	Draft Registration Statement—Amendment No. 6, dated August 3, 2012.

*	To be filed by amendment.
†	Confidential treatment has been, or will be, requested for certain portions of this Exhibit.
**	Previously filed.